UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2024

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ASLAN Pharmaceuticals announces positive interim results from Phase 2 study of eblasakimab in dupilumab-experienced atopic dermatitis patients

On April 22, 2024, ASLAN Pharmaceuticals Limited (the “Company”) announced positive interim results from the Phase 2 study of eblasakimab for the treatment of moderate-to-severe atopic dermatitis (AD) in dupilumab-experienced adult patients, the TREK-AD (TRials with EblasaKimab in Atopic Dermatitis) study. Data from this unique study of dupilumab-experienced AD patients shows eblasakimab has the potential to be highly effective in AD patients even if dupilumab has not been.

The interim readout of 22 patients shows unprecedented efficacy data compared to prior AD studies with biologics: 60.0% of dupilumab-experienced AD patients treated with 400mg eblasakimab weekly achieved EASI-90 (at least a 90% reduction in their Eczema Area Severity Index (EASI) score) and 66.7% achieved a validated Investigator Global Assessment of Atopic Dermatitis (vIGA) score of 0 or 1 (clear or almost clear skin) after 16 weeks, versus 14.3% of patients on placebo. 20% of patients treated with eblasakimab achieved EASI-100 (100% reduction in their EASI score) versus 0% on placebo. Of the six patients treated with eblasakimab that previously had an inadequate response to dupilumab, 66.7% achieved EASI-90 and a vIGA score of 0 or 1 after 16 weeks. Eblasakimab also produced rapid and clinically meaningful itch relief versus placebo. The mean reduction in peak pruritus numerical rating scale (PP-NRS) score for eblasakimab-treated patients was 58.9% compared to a 12.9% reduction for placebo.

The primary endpoint of the study is the percent change in patients’ Eczema Area Severity Index (EASI) score from baseline to week 16. The primary endpoint was statistically significant when compared to placebo (p=0.0059), even though the interim analysis was not powered for statistical significance due to the sample size. 73.3% (11 out of 15) of eblasakimab-treated patients achieved a reduction in EASI score of at least 75% from baseline (EASI-75) compared to 14.3% (1 out of 7) on placebo (p=0.0431).

Summary of the interim data

The TREK-DX trial is enrolling moderate-to-severe AD patients who have discontinued dupilumab treatment for any reason, including inadequate control of AD, loss of access or an adverse event, after at least 16 weeks of dupilumab treatment. In an interim analysis of data from 22 patients that were randomized 2:1 active to placebo, 17 patients completed the 16-week treatment period and five patients (two in the active arm and three in the placebo arm) discontinued before the completion of the 16-week treatment period.

Patients treated with eblasakimab 400mg once weekly (n=15) saw a rapid onset of action in the first few weeks of treatment, with a statistically significant improvement in EASI score by Week 4 (p=0.0169) compared to placebo (n=7). By Week 16, a 86.9% mean reduction in EASI score from baseline was observed for eblasakimab-treated patients compared to a 51.2% reduction for placebo (p=0.0059). Clinically meaningful improvements were achieved in other key efficacy measures compared to placebo at Week 16, including:

•
73.3% (11 out of 15) of eblasakimab-treated patients achieved a reduction of at least 75% from baseline (EASI-75), versus 14.3% (1 out of 7) on placebo (p=0.0431).
•
60.0% (9 out of 15) of eblasakimab-treated patients achieved a reduction of at least 90% from baseline (EASI-90), versus 14.3% (1 out of 7) on placebo (p=0.1278).
•
20.0% (3 out of 15) of eblasakimab-treated patients achieved a reduction of 100% from baseline (EASI-100), versus 0% (0 out of 7) on placebo (EASI-100 was not a pre-specified endpoint).
•
66.7% (10 out of 15) of eblasakimab-treated patients achieved vIGA score of 0 or 1, versus 14.3% (1 out of 7) on placebo (p=0.0750).
•
58.9% mean reduction in peak pruritus numerical rating scale (PP-NRS) score for eblasakimab-treated patients, versus a 12.9% reduction for placebo (p=0.0015). 53.8% (7 out of 13) of eblasakimab-treated patients, with a baseline score of least 4, achieved a 4-point reduction in PP-NRS score, versus 14.3% (1 out of 7) on placebo (p=0.2460).

Of the six patients treated with eblasakimab who previously had an inadequate response to dupilumab, 66.7% (4 out of 6) achieved EASI-90 and 66.7% (4 out of 6) achieved a vIGA score of 0 or 1.

Treatment was well-tolerated and no new safety signals were identified. There were no incidences of conjunctivitis and no reports of injection site reactions in the active or placebo arm.

Summary of data from subgroup with baseline EASI score of 18 or above

As previously announced, the TREK-DX recruitment criteria were tightened in October 2023 to enroll only patients with an EASI score of 18 or above. These more stringent criteria will be the basis of analysis in the topline readout, expected at the end of 2024. Of the 22 patients in this interim analysis, 15 meet these amended enrollment criteria, and have the following efficacy findings by Week 16:

•
89.2% mean reduction in EASI score from baseline for eblasakimab-treated patients (n=12), versus a 45.7% reduction for placebo (n=3) (p=0.0045).
•
83.3% (10 out of 12) of eblasakimab-treated patients achieved a reduction of at least 75% from baseline (EASI-75), versus 0% (0 out of 3) on placebo (p=0.0556).
•
66.7% (8 out of 12) of eblasakimab-treated patients achieved a reduction of at least 90% from baseline (EASI-90), versus 0% (0 out of 3) on placebo (p=0.1667).
•
25% (3 out of 12) of eblasakimab-treated patients achieved a reduction of 100% from baseline (EASI-100), versus 0% (0 out of 3) on placebo (EASI-100 was not a pre-specified endpoint).
•
75.0% (9 out of 12) of eblasakimab-treated patients achieved a vIGA score of 0 or 1, versus 0% (0 out of 3) on placebo (p=0.1111).
•
61.2% mean reduction in PP-NRS score for eblasakimab-treated patients, versus a 1.5% increase for placebo (p=0.0004). 60% (6 out of 10) of eblasakimab-treated patients, with a baseline score of least 4, achieved a 4-point reduction in PP-NRS score, versus 0% (0 out of 3) on placebo (p=0.2000).

The Company plans to submit the interim data for presentation at an upcoming scientific conference.

About the TREK-DX study

TREK-DX is the first randomized, double-blind, placebo-controlled trial to be conducted in AD patients who have been previously treated with dupilumab. The trial is expected to enroll 75 patients across sites in North America and Europe to evaluate the efficacy and safety of eblasakimab in patients with moderate-to-severe AD previously treated with dupilumab. The trial is enrolling patients who have discontinued dupilumab treatment for any reason, including inadequate control of AD, loss of access or an adverse event, after at least 16 weeks of dupilumab treatment. The trial consists of a 16-week treatment period and an 8-week safety follow-up period. Patients in the active arm receive a loading dose of 600mg of eblasakimab at weeks 0 and 1, followed by 400mg eblasakimab dosed every week. Patients in the placebo arm are dosed at weeks 0 and 1 and every week thereafter. The primary efficacy endpoint is percentage change in EASI score from baseline to week 16. Key secondary efficacy endpoints include the proportion of patients achieving vIGA score of 0 (clear) or 1 (almost clear), proportion of patients with a 75% or greater reduction in EASI (EASI-75), proportion of patients achieving EASI-50 and EASI-90, and changes in peak pruritus.

Further information is set forth in the press release furnished hereto as Exhibit 99.1 and which is incorporated by reference herein. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section.

The information contained in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form F-3 (File No. 333-278217), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843), Registration Statement on Form S-8 (File No. 333-270832) and Registration Statement on Form S-8 (File No. 333-278634).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to statements regarding the Company’s business strategy and clinical development plans; statements related to the safety and efficacy of eblasakimab, including interim results; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrollment and clinical trial results for eblasakimab; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis; and expectations regarding the terms of patents and ability to obtain and maintain intellectual property protection for product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of health epidemics or pandemics, or geopolitical conflicts on the Company’s operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom the Company conducts business; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release dated April 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: April 22, 2024